Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital Euros 1,975,445.34
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

R.C.S. LYON B 379.001.530

NOTICE OF AN EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON JULY 31, 2003

Sent by Mail

Ladies and Gentlemen,

You are cordially invited to attend the Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on July 31, 2003 at 9:30 a.m. at the registered office of the Company, with the following agenda:

1.	Global change of the Company’s by-laws in order to reflect the amount of the stated capital, following its automatic conversion into euros, and to conform the by-laws to the new provisions of the Commercial Code as they result from the Act on New Economic Regulations dated May 15, 2001;

2.	Authorization to be granted to the Board in order to proceed with a capital increase in a maximum amount of 244,000 euros with cancellation of the preemptive rights of shareholders, warrant holders and any holders of any combined securities, in favor of named beneficiaries;

3.	Reading of the Board report and of the statutory auditor’s report; cancellation of the preemptive rights of shareholders, warrant holders and any holders of any combined securities in favor of named beneficiaries;

4.	Delegation to the Board of Directors of all powers necessary to proceed with such capital increase, in one or several issuance(s) of shares;

5.	Authorization to be granted to the Board in order to proceed with a capital increase reserved to employees members of a Company savings plan;

6.	Reading of the Board report and of the statutory auditor’s report; cancellation of the preemptive rights of shareholders, warrant holders and any holders of any combined securities in favor of the Company’s employees members of a Company savings plan;

7.	Miscellaneous issues;

8.	Powers and proxies.

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.

Under no circumstances, will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.

The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders’ meeting.

THE BOARD OF DIRECTORS

IMPORTANT:

IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.

PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JULY 31, 2003, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON AUGUST 7, 2003, ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE.

Quorum required under French law

The required quorum for extraordinary resolutions is one third (33%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fourth (25%) of the total outstanding shares with voting rights.

Enclosed documents:

•	Draft resolutions to be presented to the extraordinary shareholders’ meeting;

•	Report of the Board of Directors;

•	Summary statement of the Company’s situation during the last financial year;

•	Table of the Company’s results for the last five financial years;

•	Form of proxy and vote by mail;

•	Document and information request form.